SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34575

April 29, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of April 2022. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

May 24, 2022, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Aberdeen Investment Funds [File No. 811-06652]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Aberdeen Funds, and on October 11, 2021, and December 6, 2021, made final distributions to its shareholders based on net asset value. Expenses of $1,341,616 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on January 27, 2022, and amended on April 1, 2022.

Applicant's Address: jbaris@sidley.com.

Calamos-Avenue Opportunities Fund [File No. 811-23573]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on March 22, 2022.

Applicant's Address: Richard.horowitz@dechert.com.

City National Rochdale High Yield Alternative Strategies Fund LLC [File No. 811-21965]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 17, 2021, and November 29, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $22,937 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on March 15, 2022.

Applicant's Address: laurie.dee@morganlewis.com.

City National Rochdale High Yield Alternative Strategies Fund TEI LLC [File No. 811-21964]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 17, 2021, and November 29, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $28,655 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on March 15, 2022.

Applicant's Address: laurie.dee@morganlewis.com.

City National Rochdale High Yield Alternative Strategies Master Fund LLC [File No. 811-21963]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 17, 2021, and November 29, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $44,192 incurred in connection with the liquidation were paid by City National Rochdale High Yield Alternative Strategies Fund LLC, and City National Rochdale High Yield Alternative Strategies Fund TEI LLC.

Filing Date: The application was filed on March 15, 2022.

Applicant's Address: laurie.dee@morganlewis.com.

Innovator ETFs Trust II [File No. 811-22926]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Innovator ETFs Trust, and on October 13, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $2,000 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 26, 2021, and amended on March 21, 2022.

Applicant's Address: walter_draney@chapman.com.

KP Funds [File No. 811-22838]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 7, 2020, and December 9, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $952,429.24 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on March 2, 2022.

Applicant's Address: sean.graber@morganlewis.com.

Pacific Global ETF Trust [File No. 811-23376]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Pacer Funds Trust, and on October 22, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $86,911.33 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on January 7, 2022, and amended on April 5, 2022.

Applicant's Address: bibb.strench@thompsonhine.com.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                        J. Matthew DeLesDernier
                        Assistant Secretary